December 20, 2011
VIA EDGAR

Ms. Kimberly A. Browning
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	The SteelPath MLP Funds Trust:
SteelPath MLP and Infrastructure Debt Fund
(File Nos. 333-163614 and 811-22363)
Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A

Dear Ms. Browning:

The following are responses to the comments that we received from you and Richard Pfordte, by telephone on November 1, 2011 regarding Post-Effective Amendment No. 5 (“PEA 5”) to the Registration Statement on Form N-1A (“Registration Statement”) for the SteelPath MLP and Infrastructure Debt Fund (“Fund”), a new series of The SteelPath MLP Funds Trust (“Registrant”), which was filed with the Securities and Exchange Commission (“SEC”) on September 15, 2011.  Your comments and the Registrant’s responses are set forth below. The revised disclosures noted below will be included in Post-Effective Amendment No. 6 to the Registration Statement, which the Registrant intends to file with the SEC on or about December 28, 2011, in advance of the Fund's commencement of operations on December 30, 2011. Defined terms have the same meanings as in the Fund's prospectus in PEA 5.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

1.
The Fund’s “Investment Objective/Goals” are to “provide investors with a high level of current income and, as a secondary objective, capital appreciation.”  Explain what it means to provide “a high level of current income.”

The Registrant has revised the Fund’s objective to clarify that the Fund seeks to “provide investors with current income and, as a secondary objective, capital appreciation.”

2.
The Fee Table includes only the investment advisory fee and Rule 12b-1 fees.  Prior to filing an amendment to the Fund’s registration statement pursuant to Rule 485(b), Edgarize and file with the SEC a completed Fee Table for the Staff to review.

Securities and Exchange Commission
December 20, 2011

The Registrant has complied with the Staff’s request.  A draft of the Fund’s completed fee table and expense example is attached to this letter as Exhibit A.

3.
Footnote (c) to the Fee Table has left blank the length of time that the Advisor has agreed to limit fees and/or reimburse expenses.  Instruction 3(e) to Form N-1A, Item 3 permits a mutual fund to reflect an expense limitation arrangement as a line item in its fee table, provided that the expense limitation is in effect for at least one year from the effective date of the fund’s registration statement.  Please confirm that the expense limitation arrangement for the Fund will be in effect for at least one year from the date of the prospectus and revise footnote (c) to include the applicable date.

The Registrant confirms that the Advisor will limit fees and/or reimburse expenses for at least one year from the date of the Fund’s prospectus and has revised the applicable footnote to include the date.

4.	Please delete footnote (a) to the Fee Table. The information in footnote (a) may be moved to a parenthetical within the Fee Table.

The Registrant has deleted footnote (a) to the Fee Table and has included the information formerly in footnote (a) in a parenthetical to the second line item in the Fee Table.

5.	The Fee Table reflects “None” in the line item for “Distribution and/or Service (Rule 12b-1) Fees” for Class I shares. Please confirm that there is no Rule 12b-1 Plan for Class I shares.

The Registrant confirms that there is no Rule 12b-1 Plan for Class I shares.

6.
Footnote (b) to the Fee Table states that Other Expenses are based on estimated amounts for the current fiscal year.  If the Fund intends to obtain leverage through borrowings, include the estimated interest expense as a line item to the Fee Table.

The Fund currently does not intend to obtain leverage through borrowings. Therefore, the Registrant has not added a line item to the Fee Table to reflect the estimated interest expense.

7.
Footnote (c) to the Fee Table provides certain carve outs to the Advisor’s agreement to limit fees and/or reimburse expenses.  Please revise the disclosure in this footnote to state that, to the extent any excluded expenses are incurred, the Fund’s net operating expenses will increase and that the net amount depicted as the fee waiver is not a definite ceiling for the Fund’s expenses.

Securities and Exchange Commission
December 20, 2011

The Registrant has made the requested change.

8.
Footnote (c) to the Fee Table states that “dividend costs” are excluded from the Advisor’s agreement to limit fees and/or reimburse expenses.  Disclose the type of dividend costs that the Fund might incur.

The Registrant has the relevant revised footnote to clarify that dividend costs related to short sales are excluded from the Advisor’s agreement to limit fees and/or reimburse expenses.

9.
Form N-1A, Item 3 requires a mutual fund to disclose in a separate line item to the fee table acquired fund fees and expenses (“AFFE”) in excess of 0.01% of the fund’s average daily net assets.  Confirm that the Fund’s AFFE are not expected to exceed 0.01% or include a line item in the Fund’s Fee Table, as applicable.  If the Fund’s AFFE are not expected to exceed 0.01%, confirm that the AFFE will be included in “Other Expenses.”

The Registrant confirms that the Fund’s AFFE are not expected to exceed 0.01% of the Fund’s average daily net assets and that the estimated amount of the Fund’s AFFE is included in “Other Expenses.”

10.
Footnote (c) to the Fee Table provides that the Advisor “can” be reimbursed by the Fund on a rolling basis within three years after a fee limitation and/or expense reimbursement has been made by the Advisor.  Make the appropriate disclosure if the Board has to approve recoupment amounts.  Otherwise, please revise the language to say that the Adviser “will” be reimbursed by the Fund.

The Registrant’s expense limitation agreement with the Advisor on behalf of the Fund does not require the Board to approve recoupment amounts.  In the event that the Fund’s total operating expenses do not exceed the expense limitations, the agreement provides the Advisor with the option to forgo the opportunity to recover fees that have been waived or expenses that have been reimbursed.  In certain circumstances, the Advisor believes that it may choose not to recover these amounts in order to provide Fund shareholders with a lower expense ratio.  Accordingly, the Registrant respectfully declines the comment.

11.	In accordance with Form N-1A, Item 3, Instruction 4(a), confirm that the Example will reflect the effect of the Fund’s expense limitation and/or reimbursement arrangement for a one-year period.

Securities and Exchange Commission
December 20, 2011

The Registrant confirms that the Example will reflect the effect of the Fund’s expense limitation and/or reimbursement arrangement for the period that the arrangement is in effect.

12.	Confirm whether the Fund’s 80% policy is non-fundamental and, if it is non-fundamental, disclose that the Fund will provide 60 days notice prior to a change in the 80% policy.

The Registrant confirms that the 80% policy is a non-fundamental policy.  The Registrant has disclosed that the Fund will provide 60 days notice prior to a change in the 80% policy in the second paragraph of the section titled “Additional Information About the Fund.”

13.	Explain why corporate affiliates of MLPs are energy infrastructure companies.

MLP affiliates may or may not be energy infrastructure companies.  The Registrant has revised the disclosure to clarify that the Fund will invest in MLP affiliates that are energy infrastructure companies.

14.
The first sentence of the second paragraph under Principal Investment Strategies of the Fund states that the Fund will invest in debt securities, including high yield debt securities. In this discussion of high yield debt securities include the plain English term of “junk bonds.”  Disclose the lowest credit rating for debt that the Fund may invest in.  Also disclose whether the Fund may invest in bonds in default or bonds with the lowest credit rating.

The Registrant has revised the disclosure to state that the Fund's investments may include high yield debt securities, commonly referred to as “junk bonds.”  As noted in the second sentence of the second paragraph, the Fund may invest in securities rated BB or lower by Standard & Poor’s Ratings Services and/or Ba or lower by Moody’s Investors Service, Inc. The Registrant also has revised the disclosure in the third paragraph under “Principal Investment Strategies of the Fund” to clarify that the Fund may invest in bonds that are in default.

15.	Do not capitalize references to “Greenfield Projects.” Provide an explanation of the term “greenfield projects.”

The Registrant has eliminated the capitalization of greenfield projects.  The Registrant notes that the term greenfield projects is explained in the prospectus in the third paragraph under “Principal Investment Strategies of the Fund” and in greater detail under “Additional Information About Other Investments.”

Securities and Exchange Commission
December 20, 2011

16.
If greenfield projects are a type of pay-in-kind security that do not distribute income, disclose that and explain how an investment in pay-in-kind securities is consistent with the Fund’s objective of seeing a high level of current income.  In addition, discuss the risks associated with the failure of a greenfield project and whether securities held by the Fund would become worthless.

The Fund’s investment in a greenfield project may distribute income or be structured as pay-in-kind securities.  The Registrant anticipates that an investment in the pay-in-kind securities issued by greenfield projects will comprise a small portion of the Fund’s portfolio which, consistent with the Fund’s secondary objective, will offer the potential for capital appreciation.  The Registrant has added disclosure to the “Principal Investment Strategies of the Fund” and “Additional Information about Other Investments” sections of the prospectus to clarify that the Fund’s investments in greenfield projects may distribute income or be structured as pay-in-kind securities. The Registrant also has revised the disclosure of the risks associated with greenfield projects to clarify that the Fund’s investment could lose its value in the event of the failure of a greenfield project.

17.	In discussing the Fund’s equity investments, change “generally” to “will” or “principally”.

The Registrant has revised the disclosure to state the “Fund may invest in the common units of MLPs, and the common stock, preferred stock, warrants and convertible securities of energy infrastructure companies.”

18.
The fourth sentence of the second paragraph under the Principal Investment Strategies of the Fund, states that the “Fund’s equity investments generally will include … pay-in-kind securities and other private or restricted securities.”  Please delete the term “other” and list the specific types of private or restricted securities.

The Registrant has revised the disclosure to state the “Fund also may make private equity and debt investments and invest in securities offered and sold pursuant to Rule 144A (“Rule 144A Securities”) under the Securities Act of 1933 (“1933 Act”), private investments in public equity (“PIPEs”), pay-in-kind securities and bonds that are in default.”

19.
In “Principal Risks of Investing in the Fund,” the prospectus states that, if the Fund’s investments in MLP investments and other qualified publicly traded partnerships exceed 25% of the Fund’s total assets, then the Fund could fail to qualify as a regulated investment company.  The disclosure explains that this could occur if the Fund’s investment in an MLP affiliate is recharacterized as an investment in an MLP.  Provide to the Staff supplementally the authority the Fund is relying on that allows the Fund to invest in MLP affiliates and I-Shares in addition to MLPs without exceeding the 25% limitations.

Securities and Exchange Commission
December 20, 2011

Section 851(b)(3)(iii) of the Internal Revenue Code of 1986, as amended, provides that, in order for the Fund to qualify as a regulated investment company (“RIC”), at the end of each calendar quarter, not more than 25% of the total value of the Fund’s assets may be invested in (among other things) the securities of one or more qualified publicly traded partnerships (“QPTPs”).  See Sections 851(h), 7704(b) (definition of QPTP). The Fund expects the MLPs in which it will invest to be QPTPs because these MLPs will earn most of their income from sources that would not qualify under the RIC income test – in particular, income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources.  All debt and equity securities in these MLPs held by the Fund must be aggregated to test compliance with the 25% diversification test described above.

Debt and equity securities of MLP affiliates, however, generally are not counted toward the 25% diversification test because these typically will not be securities of QPTPs.  An MLP subsidiary, which generally is treated as a separate issuer for tax purposes, will not itself qualify as a QPTP because its equity interests will not be publicly traded.  In addition, such a subsidiary may not be taxed as a partnership.  Issuers of MLP I-Shares are treated as corporations for tax purposes, and thus also cannot be QPTPs.

20.
In the fourth paragraph in the Principal Investment Strategies section, please confirm whether “capital preservation” is the correct reference or whether the reference should be to “capital appreciation.”  If “capital preservation” is the correct term, please explain what that means.

The Registrant has deleted the reference to capital preservation.

21.
Confirm that, in the “Principal Risks” section of the Summary, each of the risks corresponds with a principal investment strategy of the Fund.  Please also confirm that all principal risks and principal investment strategies are disclosed.

The Registrant confirms that in the “Principal Risks” section of the Summary, each of the risks corresponds with a principal investment strategy of the Fund.  The Registrant also confirms that all principal risks and principal investment strategies are disclosed.

22.	Under Principal Risks of Investing in the Fund, please consolidate “Equity Securities Risk” and “MLP Equity Risk.”

Securities and Exchange Commission
December 20, 2011

As the risks described in “MLP Equity Risk” apply to MLP investments generally, the Registrant has changed the title of the risk to “MLP Risk” and respectfully declines the comment.

23.
The first sentence of “Industry Specific Risks” states that “MLPs and energy infrastructure companies also are subject to risks specific to the industry they serve, including, but not limited to, the following….”  Please delete the phrase “but not limited to” and, instead disclose all of the industry specific risks.

The Registrant has made the requested change.

24.	In “Liquidity Risk,” the list of investments that may be illiquid does not include PIPEs. If PIPEs may be illiquid investments, include them in the disclosure.

The Registrant has made the requested change.

25.
The last sentence of “MLP Equity Tax Risk” states that if any of the MLPs owned by the Fund are treated as corporations for U.S. federal income tax purposes, it would result in a reduction of the value of the Fund’s investment. Please explain whether the value of the Fund’s investment would decline if MLP equity is recharacterized as debt and whether this is a material risk.

If MLP equity that is held by the Fund is recharacterized as debt for tax purposes, the value of the Fund’s investment would likely decline because any MLP income that is subject to tax at lower rates (for example, long-term capital gains, qualified dividend income, or tax-free return of capital from MLP investments subject to accelerated tax depreciation) would no longer flow through to the Fund.  The risk that MLP equity will be recharacterized as debt for tax purposes is not a material risk.  The analysis of whether a particular instrument should be characterized as debt or equity for tax purposes involves a number of factors, including the form of the instrument, whether it has voting rights, and whether the holder has creditor’s remedies.  MLP equity typically is issued in the form of common and preferred units that carry voting rights and do not confer creditor’s remedies on the holders.  Moreover, common units also are typically the most junior instruments in the capital structure.  Recharacterizing MLP common and preferred units as debt would leave minimal equity in the structure, other than the equity held by the general partner.

26.	Under RIC Qualification Risk, please confirm that an MLP affiliate is a corporate affiliate, and substitute the term “MLP affiliate” with “MLP corporate Affiliate.”

Securities and Exchange Commission
December 20, 2011

Throughout the prospectus and SAI, the Registrant has revised references to an “MLP corporate affiliate” to an “MLP affiliate” as not all MLP affiliates are organized as corporations.

STATEMENT OF ADDITIONAL INFORMATION

27.
Confirm that all of the non-principal investment strategies and risks of the Fund are disclosed in the SAI.  If any principal investment strategies or risks are disclosed in the SAI, confirm that they are summarized in the prospectus.  Please identify in the SAI which strategies and risks are principal and which are non-principal.

The Registrant confirms that all of the non-principal investment strategies and risks of the Fund are disclosed in the SAI.  The Registrant also confirms that the principal investment strategies and risks disclosed in the SAI are summarized in the prospectus and have been identified as principal or non-principal risks.

28.	Disclose the meaning of references “to the extent of the 1940 Act” in the “Fundamental Investment Restrictions” section of the SAI.

The Registrant has added a new section to the SAI titled “Additional Information About Fundamental Investment Restrictions,” which provides the requested disclosure.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy K. Ingber

Kathy K. Ingber

cc:	James McCain
SteelPath Fund Advisors, LLC

Robert J. Zutz
K&L Gates LLP

Exhibit A

Draft: 12/20/11

SteelPath MLP and Infrastructure Debt Fund

Class A Shares

Class C Shares

Class I Shares

A series of The SteelPath MLP Funds Trust

Summary

Investment Objectives/Goals:  The SteelPath MLP and Infrastructure Debt Fund (the “Fund”) seeks to provide investors with current income and, as a secondary objective, capital appreciation.

Fees and Expenses of the Fund:  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for front-end sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the funds in The SteelPath MLP Funds Trust (the “Trust”). More information about these and other discounts is available from your financial professional and in “The Fund’s Share Classes” starting on page __ of this prospectus and in “Additional Information Regarding Sales Charges” starting on page __ of the Fund’s Statement of Additional Information.

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (imposed on Class C shares redeemed within one year of purchase) (If you purchase $1,000,000 or more of Class A Shares of the Fund and sell the shares within 12 months from the date of purchase, you may pay up to a 1% contingent deferred sales charge at the time of sale.)	NONE	1.00%	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE
Other Expenses(a)	0.70%	0.70%	0.70%
Total Annual Fund Operating Expenses	1.95%	2.70%	1.70%
Fee Limitation and/or Expense Reimbursement	0.45%	0.45%	0.45%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement(b)	1.50%	2.25%	1.25%

_________________________
(a)	Based on estimated amounts for the current fiscal year.

(b)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 31, 2013, to the extent that Total Annual Fund Operating Expenses (exclusive of interest expenses, taxes, such as deferred income tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales and extraordinary expenses, such as litigation) exceed 1.50% for Class A shares, 2.25% for Class C shares and 1.25% for Class I shares.  The Fund’s Total Annual Operating Expenses After Fee Limitation and/or Expense Reimbursement will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap.  The Advisor can be reimbursed by the Fund on a rolling basis within three years after a fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 31, 2013 with the approval of the Trust’s Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class A Shares:
1 Year	3 Years
$719	$1,100

Class C Shares:
1 Year	3 Years
$326	$877

Class I Shares:
1 Year	3 Years
$127	$480

You would pay the following expenses if you did not redeem your shares:

Class A Shares:
1 Year	3 Years
$719	$1,100

Class C Shares:
1 Year	3 Years
$228	$785

Class I Shares:
1 Year	3 Years
$127	$480